EXEMPT SOLICITATION | THE HOME DEPOT 2026 ANNUAL MEETING | ITEM 8 VOTE FOR

Notice of Exempt Solicitation Pursuant to Rule 14a-6(g)

Name of Registrant: The Home Depot, Inc.

Name of Persons Relying on Exemption: Zevin Asset Management, LLC

Address: 2 Oliver Street, Suite 806, Boston, MA 02119

The attached materials are submitted pursuant to Rule 14a-6(g)(1) under the Securities Exchange Act of 1934

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EXEMPT SOLICITATION | THE HOME DEPOT 2026 ANNUAL MEETING | ITEM 8 VOTE FOR

THE HOME DEPOT, INC.

2026 Annual Meeting of Shareholders

VOTE FOR ITEM 8 Shareholder Proposal: Board Report on Customer Data Privacy Risks Arising from Third-Party Data Sharing Filed by Zevin Asset Management

EXECUTIVE SUMMARY

Item 8 on Home Depot's 2026 proxy ballot asks the Board of Directors to issue a report assessing risks to customers' data privacy rights arising from the company's sharing of sensitive customer data with third parties, and describing strategies beyond legal compliance that the company may deploy to mitigate those risks. The Board recommends a vote Against.

We urge shareholders to vote FOR. The Board's opposition statement, while describing an active internal governance framework, does not adequately address the material, structural, and escalating risks this proposal was designed to surface. These risks span across six dimensions that individually and collectively warrant board-level assessment:

Risk Category	Why It Is Material to Home Depot
Structural	Home Depot grants query access of license plate data to local law enforcement through Flock Safety’s database. Because Flock’s architecture enables local agencies to search on behalf of federal authorities using their own credentials, the audit infrastructure it relies on is structurally compromised: officers across thousands of agencies routinely log searches as "investigation" with no case number or outcome, and Flock has since narrowed the scope of its own audit logs—meaning meaningful independent verification of authorized use is not currently possible, and is becoming less so over time.[1]
Reputational	Home Depot’s parking lots are documented sites of ICE enforcement activity, and the company has been named explicitly in White House enforcement strategy. Customers across regions have expressed displeasure at the Home Depot’s stance on the raids through boycotts and demonstrations. Flock Safety’s collapsing public credibility—dozens of municipal contract terminations, congressional scrutiny, and growing local opposition to surveillance—directly implicates Home Depot as one of its largest retail network participants.
Financial	Home Depot’s own privacy enforcement history—a 2023 Canadian Privacy Commissioner finding and a (now dismissed) Illinois Biometric Information Privacy Act (BIPA) class action —demonstrates that internal governance has not been sufficient to prevent violations. Flock Safety faces independent scrutiny for cybersecurity weaknesses that leave network data, including Home Depot’s camera feeds, vulnerable to unauthorized access and potential breach liability.

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1 Analysis of Flock use by Wisconsin cops reveals trends, raises questions. https://wisconsinexaminer.com/2025/08/06/analysis-of-flock-use-by-wisconsin-cops-reveals-trends-raises-questions/

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Regulatory	Home Depot operates across an evolving patchwork of state privacy laws (California Consumer Privacy Act, Biometric Information Privacy Act) with inconsistent obligations. In April 2016 the REPAIR Act (SB 1103), advanced out of the California Senate Judiciary Committee, targeting transparency around ICE enforcement actions at large retailers. This legislation aims to address reported federal immigration raids on day laborers and workers at Home Depot locations.[2]
Governance	The Board has stated it operates a third-party risk management (“TPRM”) program to identify, assess and manage cybersecurity and technology risks from third-party vendors as well as a Privacy and Data Governance Committee (“PDGC”). However, this has not stopped Flock Safety’s sharing of data from its camera systems and has not demonstrated due diligence that captures and addresses the governance gaps in downstream data sharing. Audit logs, the primary tool used to document unauthorized access, have been narrowed since public exposure, reducing the transparency mechanisms that Home Depot itself relies on to monitor compliance.
Emerging	Despite Flock Safety being under active congressional investigation for cybersecurity vulnerabilities that could expose Home Depot camera data to breach, Home Depot state its satisfaction with the vendor. As Flock restricts public audit access and faces potential regulatory action, Home Depot’s ability to independently verify downstream data use—already limited—will diminish further, making a formal Board-level assessment increasingly time-sensitive.

THE PROPOSAL

RESOLVED: Shareholders of The Home Depot Inc. request the Board of Directors issue a report, at reasonable cost and omitting confidential, privileged, and proprietary information, assessing risks to customers' data privacy rights arising from the Company's sharing of sensitive customer data with third parties, and describing any strategies beyond legal compliance the Company may deploy to mitigate those risks.

At the Board's discretion, the report may include: (1) evaluation of legal, financial, and reputational risks associated with data-sharing by third-party surveillance vendors; (2) assessment of privacy and civil rights risks, including discrimination or wrongful detention from misuse of customer data; and (3) disclosure of policies and strategies, which may include opt-in consent for non-essential data sharing, independent third-party audits, and stronger vendor oversight.

BACKGROUND: OVERSIGHT OF DATA-SHARING WITH THIRD PARTIES IS LACKING

Home Depot deploys Flock Safety automated license plate reader (ALPR) cameras across its parking lots and shares that data with local law enforcement on a standing-access basis—meaning authorized agencies can query Home Depot's camera data at any time, without returning to the company for permission on each individual search.3

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2 California SB 1103 (REPAIR Act), Large home improvement retailers: immigration enforcement: reporting.

https://leginfo.legislature.ca.gov/faces/billNavClient.xhtml?bill_id=202520260SB1103

3 Electronic Frontier Foundation / 404 Media, ‘Home Depot and Lowe’s Share Data From Hundreds of AI Cameras With Cops,’ August 7, 2025. https://www.404media.co/home-depot-and-lowes-share-data-from-hundreds-of-ai-cameras-with-cops/

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Public records obtained through FOIAs (freedom of information requests) and state audit logs from 2024–2025 revealed that federal immigration enforcement accessed Flock network data through local law enforcement intermediaries in multiple jurisdictions—without retailer authorization and, in some cases, without the knowledge of the local agencies themselves:

▪	Virginia: Nearly 3,000 immigration-related searches on the statewide Flock network over 12 months—despite Virginia agencies publicly stating they would not use Flock for immigration enforcement.[4]

▪	Denver: Over 1,400 immigration-related cases linked to Flock searches by out-of-state agencies acting on ICE's behalf, despite ICE having no direct system access.[5]

▪	Atlanta: The Atlanta Police Department publicly denied cooperating with ICE; audit logs documented at least 15 Flock searches conducted on ICE's behalf.[6]

▪	Washington State: Border Patrol accessed data from at least ten agencies that had not authorized that access. In at least three cases, local police were unaware their networks were accessible to federal law enforcement until researchers notified them.[7]

The University of Washington Center for Human Rights identified three documented access pathways: a 'front door' (explicit local-to-federal sharing), a 'side door' (local officers running searches on behalf of federal agencies), and a 'back door' (federal access through network settings local agencies did not knowingly enable).8 None of these pathways require Home Depot's direct authorization. None are addressed in the Board's opposition statement.

As of early 2026, Flock Safety has reduced the scope of data available through its public audit logs following the exposure of immigration-related searches. Future public accountability for this system will be substantially harder to establish—making the shareholder report request more urgent, not less.9

In total, more than 4,000 immigration-related lookups were identified through analysis of Flock audit logs. Home Depot's parking lots have been frequent sites of ICE enforcement activity—creating a direct link between its surveillance infrastructure and documented enforcement actions.

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3 Electronic Frontier Foundation / 404 Media, ‘Home Depot and Lowe’s Share Data From Hundreds of AI Cameras With Cops,’ August 7, 2025. https://www.404media.co/home-depot-and-lowes-share-data-from-hundreds-of-ai-cameras-with-cops/

4 Virginia Center for Investigative Journalism at WHRO, ‘The Feds’ Hidden Immigration Weapon: Virginia’s Surveillance Network,’ July 7, 2025. https://vcij.org/stories/flock-cameras-are-used-for-immigration-enforcement; VPM News, October 9, 2025.

5 Colorado Newsline, August 6, 2025. https://coloradonewsline.com/2025/08/06/immigration-denver-flock-camera/

6 Atlanta Community Press Collective, November 2025. https://atlpresscollective.com/2025/11/13/atlanta-police-flock-immigration-searches/

7 University of Washington Center for Human Rights, ‘Leaving the Door Wide Open,’ October 2025. https://jsis.washington.edu/humanrights/2025/10/21/leaving-the-door-wide-open/

8 University of Washington Center for Human Rights, October 2025 (ibid.); Immigration Policy Tracking Project, ongoing. https://immpolicytracking.org

9 404 Media, ‘ICE Taps Into Nationwide AI-Enabled Camera Network, Data Shows,’ May 2025; EFF / MuckRock FOIA records documenting Flock audit log access. https://www.404media.co/ice-taps-into-nationwide-ai-enabled-camera-network-data-shows/; Institute for Justice, August 2025. https://ij.org/press-release/public-interest-law-firm-responds-to-flock-safety-pausing-federal-access-to-license-plate-reader-cameras/

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INVESTOR ENGAGEMENT TIMELINE

Date	Action
Jun 2025	Zevin Asset Management wrote to Home Depot leadership requesting disclosure of policies to protect workforce safety and ensure technology partnerships align with human rights and privacy standards.
Sep 2025	Coalition letter signed by 30+ investors representing $322 billion in combined AUM sent to Home Depot. Company met briefly with a subset of investors in October.
Dec 2025	Coalition grows to 60 investors ($377 billion AUM) expressing growing concern over Home Depot's continued satisfaction with Flock Safety despite rising risks.
Jan 2026	Zevin Asset Management, with 17 co-filers supported by ICCR, formally filed a shareholder proposal.
Feb 2026	Pressure continues to build, including a letter to Home Depot from NY City Comptroller calling on Home Depot’s Nominating and Corporate Governance Committee to commission and oversee an independent third-party human rights risk assessment focused on the company’s collection, use, and sharing of license plate and other location-based data.[10]
Mar 2026	Investors met with management once again. While Home Depot re-stated no federal agency was authorized to access ALPR data, investors pointed to the ‘side-door’ mechanism through which ICE can access Flock Safety data, through local law enforcement. Home Depot published 2026 Proxy Statement with Board recommending shareholders vote Against.

THE CONFLUENCE OF RISKS: WHY EXISTING GOVERNANCE IS INSUFFICIENT

The Board's opposition statement describes an internal governance framework it characterizes as 'appropriate and sufficient.' We identify five material dimensions of risk that this framework does not address—and that a Board-level report is needed to assess.

1. Structural Risk

Home Depot grants standing query access to local law enforcement agencies. Once that access is granted, the data flows through Flock's national network—a system that includes shared hotlists, a national lookup feature, and multi-tenant architecture that aggregates data from all connected cameras.11

The 'side door' access pathway is the documented mechanism: local officers, acting on behalf of federal agencies, run searches using their own valid credentials. The Warren County, Virginia Sheriff's Office confirmed this mechanism explicitly—federal authorities requested the search, and local officers ran it on their behalf.12

Home Depot's authorization framework—granting or restricting access to specific agencies—lacks a dependable mechanism to detect or prevent this. The Board's opposition statement does not describe one.

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10 NYC Comptroller Mark D. Levine, Letter to Jeffery H. Boyd, Chair, Nominating and Corporate Governance Committee, The Home Depot, Inc., February 5, 2026. NYC Retirement Systems holds a substantial long-term ownership position in Home Depot.

11 Flock Safety National LPR Network product page; KPBS, San Diego County, November 2025. https://www.kpbs.org/news/public-safety/2025/11/20/san-diego-county-police-agencies-access-many-private-license-plate-readers-with-minimal-oversight

12 VPM News, October 9, 2025. Captain Franklin Myrtle, Warren County Sheriff’s Office: ‘Those requests would have come through

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2. Governance Risk

The proxy opposition states that Home Depot has 'not authorized any law enforcement agency other than local and state law enforcement agencies to access this data' since inception. This federal-agency exclusion does not appear anywhere in Home Depot's public-facing ALPR Privacy Policy or its broader Privacy and Security Statement, last revised December 29, 2025.13

The Board also described a 'secondary review' conducted by a group 'independent of Asset Protection.' Independence from one internal department is not equivalent to independent external validation. The proposal specifically requested independent third-party audits. The Board's response substitutes internal cross-functional review.14

3. Reputational and Brand Risk

Home Depot's reputational exposure is accumulating from multiple simultaneous directions:

▪	Home Depot parking lots have been documented sites of ICE enforcement activity targeting day laborers, directly connecting the company's physical infrastructure to immigration enforcement in the public mind.[15]

▪	A June 2025 meeting in which a White House official explicitly called for more aggressive enforcement at Home Depot underscores that the company has become a named target of federal enforcement strategy.[16]

▪	Civil rights organizations, community groups, and labor advocates have publicly associated Home Depot's surveillance infrastructure with harm to its own workforce and customer base.[17]

▪	As of April 2026, over 30 towns, cities, and counties have canceled, terminated, or suspended Flock Safety contracts since early 2025, with the pace accelerating sharply in early 2026.[18]

▪	Mountain View, CA terminated its Flock contract after discovering federal agencies accessed its data through a nationwide setting Flock had enabled without the city's knowledge, demonstrating that even municipalities did not understand what they had agreed to.[19]

4. Financial and Legal Risk

Home Depot's prior privacy enforcement history reinforces the case for external accountability:

▪	In 2023, Canada's Privacy Commissioner found that Home Depot shared e-receipt data with Meta without valid customer consent.[20]

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13 The Home Depot Privacy and Security Statement (including ALPR Usage and Privacy Policy), last revised December 29, 2025. https://www.homedepot.com/privacy/privacy-and-security-statement#ALPR. The policy states data may be shared for ‘cooperating with law enforcement related to enforcement of laws and regulations’ with no threshold or federal-agency restriction specified.

14 The Home Depot, Inc. 2026 Proxy Statement, Board Opposition to Item 8.

15 Reuters, ‘Amid ICE Raids, Some Home Depot Investors Want to Know How Law Enforcement Uses Its Data,’ January 16, 2026. https://www.reuters.com/sustainability/boards-policy-regulation/amid-ice-raids-some-home-depot-investors-want-know-how-law-enforcement-uses-its-2026-01-16/

16 CNBC, ‘Home Depot Parking Lot Labor Market at Heart of ICE Immigration Battle,’ June 27, 2025. https://www.cnbc.com/2025/06/27/home-depot-parking-lot-labor-market-at-heart-of-ice-immigration-battle.html

17 National Day Laborer Organizing Network, https://ndlon.org/new-york-communities-demand-safety-and-human-rights-at-manhattan-home-depot/

18 NPR, ‘Why Some Cities Are Canceling Flock License Plate Reader Contracts,’ February 17, 2026

19 Mountain View Voice, January 2026; Immigration Policy Tracking Project. https://www.mv-voice.com/police/2026/01/30/amid-immigration-crackdown-mountain-view-discovers-unauthorized-access-to-license-plate-data/

20 Office of the Privacy Commissioner of Canada, PIPEDA Report of Findings #2023-001, 2023. https://www.priv.gc.ca/en/opc-actions-and-decisions/investigations/investigations-into-businesses/2023/pipeda-2023-001/

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▪	A class action in Illinois alleged violations of the Biometric Information Privacy Act (BIPA) for use of facial recognition technology at self-checkout kiosks without consent.[21]

▪	Flock Safety itself faces mounting scrutiny for cybersecurity weaknesses, including authentication, cryptographic, and system design vulnerabilities that leave license plate data exposed.[22]

▪	Congressional lawmakers have called for a federal FTC investigation of Flock Safety's security protections, a probe that could encompass Home Depot as a major network participant.[23]

The pattern across these incidents is consistent: internal governance frameworks did not prevent privacy-related violations at Home Depot.

5. Regulatory and Emerging Legislative Risk

Home Depot acknowledges in its 2025 Form 10-K: If our efforts to maintain the privacy and security of customer, associate, jobseeker, business partner, and Company information are not successful, we could incur substantial costs and reputational damage and could become subject to litigation and enforcement actions.” Additionally Home Depot states: “As we have experienced in the past, failure to comply with applicable requirements could subject us to fines, sanctions, governmental investigations, or lawsuits, which could lead to negative publicity and reputational harm, and may cause customers to lose confidence in the effectiveness of our cybersecurity measures, data privacy practices, or our business more generally.”

Location-based surveillance data is a primary driver of these risks:

▪	The California Consumer Privacy Act (CCPA) and the patchwork of state privacy laws impose inconsistent obligations across Home Depot's operating footprint in CA, the largest in all of the states.[24] States like Virginia, Colorado, Texas, and Connecticut have passed their own privacy laws, each with different thresholds, opt-in versus opt-out frameworks, and exemptions.[25]

▪	California SB 1103 (REPAIR Act), passed by the Senate Judiciary Committee on April 21, 2026, would mandate by law the disclosure of immigration enforcement activities at its stores. Home Depot has stated it doesn't coordinate with ICE or CBP, is not notified in advance of enforcement actions, and in many cases doesn't know arrests have occurred until after the fact. The bill would require large home improvement retailers to provide copies of documentation related to immigration enforcement activity occurring on their premises, including video footage, and to disclose on their public website their policies and practices relating to such activity.

▪	The UN Guiding Principles on Business and Human Rights (UNGPs), which Home Depot has committed to, explicitly require companies to identify and assess potential human rights risks arising from business relationships.[26]

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21 Class action alleging violations of the Illinois Biometric Information Privacy Act (BIPA), 740 ILCS 14. https://www.retailcustomerexperience.com/news/chicago-man-sues-home-depot-over-facial-recognition-at-self-checkout/

22 Academic cybersecurity review of Flock Safety. https://zenodo.org/records/17529424

23 Congressman Krishnamoorthi and Senator Wyden letter urging FTC investigation of Flock Safety. https://krishnamoorthi.house.gov/media/press-releases/congressman-krishnamoorthi-senator-wyden-urge-ftc-investigate-surveillance

24 IAPP U.S. State Privacy Legislation Tracker. https://iapp.org/resources/article/us-state-privacy-legislation-tracker/

25 Which States Have Consumer Privacy Laws?: https://pro.bloomberglaw.com/insights/privacy/state-privacy-legislation-tracker/

26 Home Depot 2025 Responsible Sourcing Report, https://corporate.homedepot.com/sites/default/files/2025-12/THD_2025_Responsible_Sourcing_Annual_Report.pdf

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RESPONSE TO THE BOARD'S OPPOSITION ARGUMENTS

Argument: Existing governance is 'appropriate and sufficient.'

This argument conflates the existence of process with the adequacy of outcomes. The public record demonstrates that analogous internal governance frameworks at law enforcement agencies using Flock Safety—agencies that also had formal policies prohibiting immigration enforcement use—did not prevent that use from occurring. For example, Atlanta's police department had policy prohibitions; audit logs documented 15 searches on ICE's behalf regardless.27 Virginia agencies publicly stated they would not use Flock for immigration enforcement, yet their connection to a national network allowed nearly 3,000 immigration-related searches of Virginia data to occur regardless.28

Argument: The Third-Party Risk Management (TPRM) program and vendor oversight are adequate.

The TPRM program monitors vendor security hygiene and breach exposure. It does not—and structurally does not appear to—monitor what authorized local law enforcement agencies do with data once it leaves Home Depot's systems. That is the governance gap the proposal is designed to address.

Argument: The company has not authorized federal agency access.

We do not dispute this. The problem is that this statement addresses the wrong question. The documented access pathway is not federal agencies obtaining direct authorization from Home Depot—it is local agencies with valid authorization conducting searches on behalf of federal agencies using their own credentials. Home Depot's authorization controls did not prevent it, detect it, or have any mechanism to do so.

Argument: The suspension and termination mechanism provides adequate recourse.

This mechanism has two critical limitations. First, it is reactive—it operates only after a violation has been detected. The opposition statement does not describe how Home Depot would detect that an authorized local agency conducted searches on behalf of a federal agency. Second, suspension is discretionary, with no disclosed criteria, timeline, or accountability mechanism.

Argument: The Living Our Values Report will supplement disclosure.

The Board's sole forward-looking commitment does not include: (1) aggregate data on law enforcement access frequency, agency type, or stated purpose; (2) any disclosure specific to Flock Safety or its other third party vendors; (3) findings from the secondary internal review; or (4) any revision to memorandum of understanding (MOU) terms to address downstream use restrictions. Shareholders are asked to vote before this report is published, with little visibility into what it will contain.

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27 Atlanta Community Press Collective, November 13, 2025 — https://atlpresscollective.com/2025/11/13/atlanta-police-flock-immigration-searches/

28 Virginia Center for Investigative Journalism at WHRO, September 25, 2025 — https://vcij.org/stories/virginia-surveillance-network-tapped-for-immigration-cases and https://www.whro.org/virginia-center-for-investigative-journalism/2025-09-24/flock-surveillance-camera-search-database

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WHAT A VOTE FOR ITEM 8 WOULD ACCOMPLISH

A vote in favor of Item 8 requests a report—at reasonable cost, omitting confidential or proprietary information—that would give the Board and shareholders a structured assessment of material, documented, and unresolved risks.

The report would provide shareholders with:

1.	An independent evaluation of legal, financial, and reputational risks associated with data-sharing through third-party surveillance vendors, including Flock Safety

2.	Assessment of privacy and civil rights risks, including discrimination or wrongful detention from misuse of customer data

3.	Disclosure of policies and strategies, including consideration of opt-in consent for non-essential data sharing, independent third-party audits, and stronger oversight of vendors operating surveillance infrastructure on company property

4.	A mechanism for investors to verify that the Board's governance claims are grounded in documented, independently validated fact

The issue is not whether Home Depot intended for its data to be used for immigration enforcement. The issue is whether current oversight is sufficient to prevent it—and whether shareholders have the information they need to make that assessment themselves.

RECOMMENDATION

We urge shareholders to vote FOR ITEM 8 at the 2026 Annual Meeting of The Home Depot, Inc.

The risks are material, documented, and structural. A report is the appropriate and proportionate next step toward independent, verifiable accountability.

IMPORTANT NOTICE

This exempt solicitation is being made pursuant to Rule 14a-2(b) under the Securities Exchange Act of 1934. The participants in this solicitation are not seeking authority to act as proxy for any shareholder and will not accept proxies. This communication does not constitute investment advice. Shareholders are encouraged to read the proxy statement and all related materials filed with the Securities and Exchange Commission. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data.

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